SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	September	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated September 12, 2017 - Neovasc Provides Tiara™ Clinical Update

Document 1

Neovasc Provides Tiara™ Clinical Update

NASDAQ, TSX: NVCN

VANCOUVER, Sept. 12, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today provided an update on the study progress and clinical performance of the TiaraTM valve, a self-expanding mitral bioprosthesis for transcatheter implantation in patients with Mitral Regurgitation ("MR"), one of the most prevalent valvular heart diseases in western countries.  MR is often severe and can lead to heart failure and death.

To date, 34 patients have been treated with the TiaraTM valve at ten different medical centers across the United States, Canada, Germany, Italy, Belgium, Switzerland and Israel.  The technical success rate in these implantations is 31/34 or 91.1%.  In these technically successful implantations, paravalvular leak levels were reported as mild, trace or absent in 100% of these cases.  All cause, 30-day mortality in the 33 patients who have reached 30 days post implant with TiaraTM is 12.1% (4/33).  The remaining patient treated within the last 30 days is recovering well.  To date, the longest surviving patient has passed 3.5 years post implant.

"Transcatheter implantation of the Tiara mitral valve resulted in immediate elimination of MR and improved the performance of the heart, without the need for any cardiac support device and with no procedural complications," commented Professor Dr. Ulrich Schafer, an Interventional Cardiologist from the Cardiology Department at the University Heart Center Hamburg and one of the CE Mark trial's principal investigators.  "The results we see so far are very encouraging in this very sick and high-risk patient population.  These patients with severe MR and severe heart failure tolerate the Tiara implantation procedure without any major issues, and most of them are discharged home 3-5 days after the valve implantation."

Implantations of the TiaraTM are being performed under 3 parallel clinical/investigational programs:  1) a European pivotal CE Mark trial, TIARA-II; 2) an FDA Early Feasibility trial, TIARA-I; and 3) compassionate use/special access treatment.  To date, the Company has received regulatory approval in Italy, Germany and the UK to conduct the TIARA-II study at 10 centers (5 in Italy, 3 in Germany and 2 in the UK).  The TIARA-II study, which is the primary focus of the Tiara program, is a 115 patient, non-randomized, prospective clinical study evaluating Tiara's safety and performance.  It is expected that data from this study will be used to file for CE Mark approval.

In addition, the Company has recruited two new U.S. centers to participate in its TIARA-I study, and is actively recruiting in 4 centers in the U.S., 1 center in Belgium, and 3 centers in Canada.  TIARA-I is an international, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara™ mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation.

Upcoming Presentations
TiaraTM results and data continue to be presented at major medical conferences, including on September 9th, when Dr. Paulo Denti, principal investigator at San Raffaele Hospital, Milan, Italy presented a TiaraTM case example at CSI-UCSF 2017, a conference hosted by the CSI Foundation in association with the University of California, San Francisco (UCSF); and, on September 25th, Dr. Anson Cheung, a principal investigator of the TIARA-I study, will be presenting an update on the Neovasc TiaraTM program at PCR London Valves 2017 conference, an annual meeting of the European Association for Percutaneous Cardiovascular Interventions.

About Tiara™
Tiara™ is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve.  Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe.  TiaraTM is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe.  The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.  For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations to use data from the TIARA-II study to file for CE Mark approval and to continue to present TiaraTM results and data at major medical conferences. Words and phrases such as "expected", "continue" and "will", and similar words or expressions, are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the Company's litigation with CardiAQ, including the Company's ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which create material uncertainty and which cast substantial doubt on the Company's ability to continue as a going concern; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build the Company's in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and the Company's industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; the Company's dependence upon key personnel to achieve the Company's business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price.  These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (copies of which filings may be obtained at www.sedar.com or www.sec.gov, each of which are included in the Company's Annual Report on Form 40-F).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/12/c5065.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 12-SEP-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: September 12, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer